Exhibit 5

The Gemalto N.V. shares issued in connection with the initial Offer (as defined below) and the Gemalto N.V. shares to be issued in connection with the reopened Offer and the statutory sell-out right described below have not been (and are not intended to be) registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Gemalto N.V. securities have been made and will be made available within the United States in connection with the Offer and the statutory sell-out described below pursuant to an exemption from the registration requirements of the Securities Act.
The Offer and such statutory sell-out relate to the securities of a non-US company and are subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements and information presented have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for an investor to enforce its rights and any claim it may have arising under US federal securities laws, since Gemalto N.V. and Gemplus International S.A. have their corporate headquarters outside of the United States, and some or all of their officers and directors may be residents of foreign countries. An investor may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a US court’s judgment.
Not for distribution in the United Kingdom, in Italy, in the Netherlands, in Canada and in Japan
Final results of the reopened public exchange offer for Gemplus shares
Gemalto holds 96.67% of the share capital of Gemplus
Amsterdam, November 17, 2006 — Gemalto N.V. (“Gemalto”) and Gemplus International S.A. (“Gemplus”) announce the final results of the public exchange offer by Gemalto for the shares of Gemplus (the “Offer”), following completion of the centralization of tenders in the reopened Offer period which ran from September 12, 2006 through November 8, 2006. 13,581,816 additional Gemplus shares were tendered during the reopened Offer period.
On the basis of this result, and together with the 599,295,777 Gemplus shares already acquired by Gemalto under the initial Offer which closed on August 14, 2006 and following the contribution in kind to Gemalto of the interest in Gemplus of TPG and the Quandt Family on June 2nd 2006, Gemalto will hold on the date of settlement of the reopened Offer, i.e., on

A ne pas diffuser au Royaume-Uni, en Italie, aux Pays-Bas, au Canada et au Japon
November 21, 2006, 612,877,593 Gemplus shares representing 96.67% of the share capital and 96.78% of the voting rights of Gemplus. This result excludes any Gemplus shares that Gemalto may acquire pursuant to the statutory sell-out right which began on November 9, 2006, the terms of which are detailed in the Gemalto press release dated November 2, 20061.
The 1,086,546 new Gemalto shares corresponding to this exchange will be issued and registered on the Eurolist of Euronext Paris on November 21, 2006. These new shares to be issued will be added to the 88,522,098 already existing shares. The total number of Gemalto shares will be 89,608,644.
In accordance with applicable Luxembourg law, Gemplus shareholders remain entitled to exercise their sell-out right until February 8, 2007, or such earlier date that Gemalto may determine to implement a mandatory squeeze-out procedure (see Gemalto press release mentioned above), either by (i) selling their Gemplus shares to Gemalto at a price of € 1.30 in cash per Gemplus share, or (ii) exchanging their Gemplus shares for Gemalto shares at the same exchange ratio as that available in the Offer, i.e., 2 Gemalto shares for 25 Gemplus shares.

Contact information
Stéphane Bisseuil	Rémi Calvet
Investor Relations	Senior Vice President,
T.: +33.1.55.01.50.97	Corporate Communications
E-mail: stephane.bisseuil@gemalto.com	T.: +33.6.22.72.81.58
E-mail: remi.calvet@gemalto.com

Céline Berthier	Emmanuelle Saby
Investor Relations	Medias
T.: +41 (0) 22.544.5054	T : +33.1.55.01.57.27
E-mail : celine.berthier@gemplus.com	emmanuelle.saby@gemalto.com
This release does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gemalto or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gemplus.
The Offer and the statutory sell-out described above are not (and are not intended to be) made, directly or indirectly, in or into the United Kingdom, Italy, the Netherlands, Canada or Japan or in or into any other jurisdiction in which such offer would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this release should inform themselves of and observe these restrictions.
An offering document for the Offer for the Gemplus shares has been filed with the French stock exchange authority (Autorité des marchés financiers) and received the admissibility number 06-252 on July 6, 2006. Copies of the free English translation of the joint French language offering document and of the documents incorporated by reference thereto (i.e. 2 listing prospectuses of the Gemalto N.V. shares approved by the Dutch stock exchange authority (Autoriteit Financiële Markten) on June 30, 2006, for which an approval certificate has been received by the AMF on the same date) are available from the Internet websites of

[1]	This Gemalto press release is available in summary and detailed forms on the websites of Gemalto (www.gemalto.com), Gemplus (www.gemplus.com) and the AMF (www.amf-france.org).

A ne pas diffuser au Royaume-Uni, en Italie, aux Pays-Bas, au Canada et au Japon
Gemalto N.V. (www.gemalto.com) and of Gemplus International S.A. (www.gemplus.com) as well as free of charge upon request to the following: Gemalto N.V.: Koningsgracht Gebouw 1, Joop Geesinkweg 541-542, 1096 AX Amsterdam, the Netherlands; Gemplus International S.A.: 46A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg; Mellon Investor Services LLC, U.S. Exchange Agent: 480 Washington Boulevard, Attn: Information Agent Group,AIM # 074-2800, Jersey City, New Jersey 07310, Call Toll Free: 1-866-768-4951.
Gemplus securityholders are strongly advised to read the offering circular relating to the Offer, the detailed Gemalto press release dated November 2, 2006 mentioned above, and related exchange offer materials regarding the transaction, as well as any amendments and supplements to those documents, relating to the combination to which the present release refers, because they contain important information.
About Gemalto
Gemalto N.V. (Euronext NL 0000400653 GTO) is a leader in digital security with pro forma 2005 annual revenues of $2.2 billion (€1.7 billion), operations in 120 countries and 11,000 employees including 1,500 R&D engineers. The company’s solutions make personal digital interactions secure and easy in a world where everything of value — from money to identities — is represented as information communicated over networks.
Gemalto N.V. thrives on creating and deploying secure platforms, portable and secure forms of software in highly personal objects like smart cards, SIMs, e-passports, readers and tokens. More than a billion people worldwide use the company’s products and services for various applications, including telecommunications, banking, e-government, identity management, multimedia digital right management, IT security and other applications. Gemalto N.V. was formed in June 2006 by the combination of Axalto Holding N.V. and Gemplus International S.A.
For more information please visit www.gemalto.com.